NEWS RELEASE

Friday, November 30, 2007

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

DRILLING TO COMMENCE AT ALMADEN’S CABALLO BLANCO PROJECT

Almaden Minerals Ltd. (“Almaden”; AMM: TSX; AAU: AMEX) is pleased to announce that diamond-drill mobilization is underway at the Caballo Blanco gold project in the state of Veracruz, Mexico. The drill program, operated by Canadian Gold Hunter Corp. (“CGH”), will commence shortly as part of an initial 5,000-meter program on this large (approx. 200 square kilometers) property. CGH has an option to earn a 70% interest in the Caballo Blanco project from Almaden by issuing 1 Million shares of CGH (completed), making a US$500,000 payment (completed), spending US$12.0 Million on the project over 6 years (of which US$1.5 Million is a firm commitment) and funding all ongoing costs required for the completion of a bankable feasibility study.

J.D. Poliquin, Chairman of Almaden, commented, “Past work on the Caballo Blanco gold property, including excellent drill intersections, resulted in the development of exciting drill targets. Almaden’s management team is very pleased to be working with Canadian Gold Hunter, a very strong partner, which plans to explore the property aggressively by drill testing these targets. With our shareholders, we look forward to the results to come.”

The primary target at Caballo Blanco is a high-sulphidation gold deposit identified and only partly explored by a previous operator. Drilling will commence on the Northern Zone, a high-sulphidation alteration system comprising strong vuggy silica, quartz-alunite and various clay minerals extending over 20 square kilometers. Road access to key areas within the Northern Zone is now approaching completion.

Within the Northern Zone, earlier drill intercepts at Cerro la Cruz reported by a previous operator in 2005 and 2006 graded 1.14 g/t Au (grams per metric ton gold) over 108 meters in DDH-05CB-03, 1.0 g/t Au over 92.7 meters in DDH-06CB-01 and 1.70 g/t Au over 76.0 meters in DDH-06CB-03 (see Almaden Minerals news releases dated August 8, 2005 and August 10, 2006). The principal focus of drilling in the current program will be the Cerro la Cruz target, utilizing much-improved road access. To this point, Cerro la Cruz has been drilled from only one isolated site.

Concurrently, road access is being extended into the Central Grid Zone, a porphyry copper-gold target some 10 kilometers SW of the Northern Zone. The Central Grid Zone encompasses a broad area of 16 square kilometers exhibiting extensive strong Cu-Au-Mo soil, magnetic and IP anomalies. One core hole, DDH-04CB01 drilled by a previous operator intersected 0.34% Cu and 0.84 g/t Au over 56 meters (see Almaden Minerals news release dated June 01, 2005) in altered monzodiorite. The hole was drilled within the limits of a magnetic anomaly that reflects hydrothermal magnetite associated with copper sulphides, mainly chalcopyrite. Five other significant magnetic anomalies in the Central Grid Zone have not been explored.

The geological data in this news release were verified by qualified person Jan Christoffersen, P. Eng., Vice President of Canadian Gold Hunter Corp.

ABOUT ALMADEN

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has 14 active joint venture and option agreements. This includes 11 agreements under which other companies are earning an interest in the

Almaden projects by spending. Almaden has approximately $20 million in working capital, no debt, and holds approximately a 41.7% interest in Tarsis Capital Corp. (TCC - TSX).

Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.